FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  07 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 07 April 2004





                           BALTIMORE TECHNOLOGIES PLC

London, UK - 7 April 2004. The Company has earlier announced that it was notified on 24 March 2004 that Acquisitor Holdings (Bermuda) Ltd, David Buchler, George Wardale and Robin Williams are parties to an agreement (the "Agreement") within the meaning of section 204 Companies Act 1985, for the acquisition of shares in the Company.

The Company has been notified that Acquisitor Holdings (Bermuda) Ltd purchased 95,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 5 April 2004.

                                     - ENDS-
For further information:
Baltimore Technologies plc
Denis Kelly
+353 1881 6000

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 07 April 2004